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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                             Commtouch Software Ltd.
================================================================================
                                (Name of Issuer)


                                 Ordinary Shares
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                         (Title of Class of Securities)


                                    M25596103
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                                 (CUSIP Number)


                         Gary Davis, c/o Commtouch Inc.,
           1300 Crittenden Lane, Suite 102, Mountain view, CA 94043,
                               Tel: 650-864-2271
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 16, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         and  five  copies  of  the  schedule,   including  all  exhibits.   See
         ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. M25596103
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         1. Names of  Reporting  Persons.  I.R.S.  Identification  Nos. of above persons (entities only). Gideon Mantel

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................
            (b)   ..............................................................

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         3. SEC Use Only .......................................................

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         4. Source of Funds (See Instructions) PF

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         5. Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to
            Items 2(d) or 2(e) .................................................

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         6. Citizenship or Place of Organization   Israeli

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                7. Sole Voting Power    1,943,040
Number of
Shares          ================================================================
Beneficially
Owned by        8. Shared Voting Power  ........................................
Each
Reporting       ================================================================
Person With
                9. Sole Dispositive Power   1,943,040

                ================================================================

                10. Shared Dispositive Power  ..................................
================================================================================

         11.Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person
            1,943,040

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         12.Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares
            (See Instructions) .................................................

================================================================================

         13. Percent of Class Represented by Amount in Row (11) 8.8%

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         14. Type of Reporting Person (See Instructions)
               IN
================================================================================

Item 1.   Security and Issuer

Ordinary Shares.

Commtouch Software Ltd., 6 Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel

Item 2.   Identity and Background

         (a)  Gideon Mantel

         (b) Commtouch Inc., 1300 Crittenden Lane, Suite 102, Mountain View, CA 94043

         (c) CEO and Director of Commtouch Software Ltd., a developer and provider of messaging solutions to service providers. Commtouch Inc., 1300 Crittenden Lane, Suite 102, Mountain View, CA 94043

         (d)  No criminal convictions

         (e)  Not a party to a civil proceeding for which a judgment was entered

         (f)  Israeli.

Item 3.   Source and Amount of Funds or Other Consideration

Personal funds totaling $205,000 were used recently in acquiring 702,055 Ordinary Shares. Prior acquisitions of ordinary shares of Commtouch Software Ltd. were likewise made with personal funds.

Item 4.   Purpose of Transaction

The securities were acquired for my own personal investment as part of a round of financing sponsored by Commtouch Software Ltd.

         (a) None. However the Board of Directors of Commtouch Software Ltd. may issue to the

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subject individual  additional options previously  allocated by the shareholders of the Company.

         (b)  None

         (c)  None

         (d)  None

         (e)  None

         (f)  None

         (g)  None

         (h)  None

         (i)  None

         (j)  None

Item 5.   Interest in Securities of the Issuer

         (a) 1,943,040 Ordinary Shares, constituting 8.8% of the outstanding amount of such class of shares

         (b) 1,943,040 Ordinary Shares are subject to the sole power to vote and sole power of disposition of the named individual.

         (c) The named individual purchased 702,055 Ordinary Shares at a purchase price of $.292 per share and received 421,233 warrants to purchase a like number of shares as part of a private placement transaction in which 15 individual investors invested various amounts into Commtouch Software Ltd. in consideration for receipt of corresponding amounts of Ordinary Shares and 60% warrant coverage. This transaction closed on April 16, 2002. The Company has filed a Form F-3 covering this transaction, seeking effective registration of a total of 7,095,886 Ordinary Shares.

         (d)  N/A

         (e)  N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ordinary Shares and Warrants Purchase Agreement dated as of February 27, 2002 by and between Commtouch Software Ltd., and the Investors Listed on Exhibit A Thereto, incorporated herein by reference to Exhibit 2.8 to Annual Report for fiscal year ended December 31, 2001 on Form 20-F of Commtouch Software, Ltd., file number 000-26495

Item 7.   Material to Be Filed as Exhibits

          N/A

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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



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Date  May 31, 2002


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Signature   /s/ Gideon Mantel


================================================================================
Name/Title Gideon Mantel, CEO